                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to ________

Commission file number 1-8207

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          The Home Depot FutureBuilder
--------------------------------------------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              The Home Depot, Inc.
                           2455 Paces Ferry Road, NW
                               Atlanta, GA 30339

--------------------------------------------------------------------------------

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        The Home Depot FutureBuilder

Date: June 26, 2003


                                      /s/ Ileana L. Connally
                                      ------------------------------------------
                                      By: Ileana L. Connally
                                          Member of The Home Depot
                                          FutureBuilder Administrative Committee

                          THE HOME DEPOT FUTUREBUILDER

                 Financial Statements and Supplemental Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                          THE HOME DEPOT FUTUREBUILDER

                                TABLE OF CONTENTS

                                                                              PAGE
                                                                              ----
Independent Auditors' Report                                                    1

Statements of Net Assets Available for Benefits                                 2

Statements of Changes in Net Assets Available for Benefits                      3

Notes to Financial Statements                                                   4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) -
   December 31, 2002                                                           12

                          INDEPENDENT AUDITORS' REPORT

The Administrative Committee
The Home Depot FutureBuilder:

We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrative committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Home Depot FutureBuilder as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's administrative committee. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Atlanta, Georgia
April 4, 2003

                          THE HOME DEPOT FUTUREBUILDER

                Statements of Net Assets Available for Benefits

                           December 31, 2002 and 2001

                                                                   2002                      2001
                                                              --------------            --------------
Assets:
     Investments (note 5)                                     $1,206,699,491             2,057,637,265
                                                              --------------            --------------
     Receivables:
        Employee contributions receivable                          1,816,126                    34,049
        Employer contributions receivable                          3,070,676                    18,599
        Other receivable                                             443,101                   325,339
                                                              --------------            --------------
                 Total receivables                                 5,329,903                   377,987
                                                              --------------            --------------
                 Total assets                                  1,212,029,394             2,058,015,252
                                                              --------------            --------------
Liabilities:
     Accrued liabilities                                              74,404                    17,877
     Due to broker                                                 2,770,796                        --
                                                              --------------            --------------
                 Total liabilities                                 2,845,200                    17,877
                                                              --------------            --------------
                                                              --------------            --------------
                 Net assets available for benefits            $1,209,184,194             2,057,997,375
                                                              ==============            ==============


See accompanying notes to financial statements.

                          THE HOME DEPOT FUTUREBUILDER

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2002 and 2001

                                                                       2002                        2001
                                                                 ---------------             ---------------
Additions (reductions) to net assets attributed to:
     Investment income (loss):
        Net (depreciation) appreciation in fair value
           of investments (note 5)                               $  (936,140,665)                147,800,020
        Interest income                                                9,882,930                   5,652,697
        Dividends                                                      6,867,334                   5,404,301
                                                                 ---------------             ---------------
                 Total investment income (loss)                     (919,390,401)                158,857,018
                                                                 ---------------             ---------------
     Contributions:
        Participants                                                 162,052,454                 162,466,233
        Employer                                                      93,239,629                  85,668,814
                                                                 ---------------             ---------------
                 Total contributions                                 255,292,083                 248,135,047
                                                                 ---------------             ---------------
                 Total (reductions) additions                       (664,098,318)                406,992,065
                                                                 ---------------             ---------------
Deductions from net assets attributed to:

     Benefits paid to participants                                   179,915,153                 150,356,914
     Administrative expenses                                           4,799,710                   3,686,293
                                                                 ---------------             ---------------
                 Total deductions                                    184,714,863                 154,043,207
                                                                 ---------------             ---------------
                 Net (decrease) increase                            (848,813,181)                252,948,858

Net assets available for benefits:
     Beginning of year                                             2,057,997,375               1,805,048,517
                                                                 ---------------             ---------------
     End of year                                                 $ 1,209,184,194               2,057,997,375
                                                                 ===============             ===============



See accompanying notes to financial statements.

                          THE HOME DEPOT FUTUREBUILDER

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(1)   DESCRIPTION OF THE PLAN

      The following is a brief description of The Home Depot FutureBuilder (the
      Plan). Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

      (a)   GENERAL

            The Plan is a defined contribution plan covering substantially all employees of The Home Depot, Inc. and subsidiaries (the Company). Employees are eligible to become participants on the first quarterly entry date (January 1, April 1, July 1, and October 1) following the completion of 12 months of service and 1,000 hours. The Plan excludes leased employees, nonresident aliens, and employees covered by a collective bargaining trust. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Administrative Committee made up of employees of Home Depot U.S.A., Inc.

      (b)   CONTRIBUTIONS

            Under the employee stock ownership portion of the Plan, contributions were made solely by the Company and at the discretion of the Company's board of directors (ESOP contributions). The Company made its final ESOP contribution in February 1999.

            Under the 401(k) portion of the Plan, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. The Company provides matching contributions of 150% of the first 1% of eligible compensation contributed by a participant and 50% of the next 2% to 5% of eligible compensation contributed by a participant. Additional amounts may be contributed at the option of the Company's board of directors. The matching Company contribution is initially invested in The Home Depot, Inc. common stock and may be diversified at the discretion of the participants.

      (c)   PARTICIPANT ACCOUNTS

            The Plan maintains a separate account for each participant, to which contributions, forfeitures, and investment performance are allocated.

                                                                     (continued)

                          THE HOME DEPOT FUTUREBUILDER

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001


      (d)   VESTING

            An employee becomes 100% vested upon death, retirement at age 65, total or permanent disability, or if the Plan is terminated. If an employee leaves the service of the Company for reasons other than stated above, vesting for the ESOP contributions and earnings thereon is based on years of service, as follows:

                                                     VESTING
            YEARS OF SERVICE                        PERCENTAGE
            ----------------                        ----------
                 3                                       20%
                 4                                       40
                 5                                       60
                 6                                       80
             7 or more                                  100

            Under the 401(k) portion of the Plan, participants are immediately vested in their contributions and net value changes thereon. Vesting in the Company's matching and discretionary contributions and net value changes thereon is based on years of vesting service. A participant is 100% vested after three years of vesting service.

      (e)   DISTRIBUTIONS

            Upon retirement, death, disability, termination of service for any other reason, or certain in-service distributions at age 65, participants or beneficiaries may elect to receive a lump-sum payment of their vested account balance in the form of cash or securities at the market value on the date of distribution.

      (f)   PARTICIPANT LOANS

            Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their account balance. Loan terms range from one to four years. The loans bear interest at a rate commensurate with local prevailing rates.

      (g)   FORFEITED ACCOUNTS

            Forfeited nonvested accounts are used to first reduce Plan expenses and then to reduce future employer contributions. In 2002 and 2001, $2,715,096 and $3,718,821, respectively, in forfeitures were used to reduce Plan expenses.

      (h)   ADMINISTRATIVE EXPENSES

            Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees.

                                                                     (continued)

                          THE HOME DEPOT FUTUREBUILDER

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001


(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

      (a)   BASIS OF PRESENTATION

            The accompanying financial statements have been prepared on the accrual basis of accounting.

      (b)   INVESTMENT VALUATION AND INCOME RECOGNITION

            Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year-end. The Company's common stock is valued at its quoted market price as obtained from the New York Stock Exchange. Securities transactions are accounted for on the trade date. The investment in short-term investment funds of The Northern Trust Company is reported at fair value as determined by The Northern Trust Company based on the quoted market prices of the securities in the fund.

            The Plan also invests in highly liquid, interest-bearing short-term investments which consist primarily of money market funds.

            Participant loans are carried at cost which approximates fair value.

            The Plan's investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and supplemental schedule.

      (c)   PAYMENT OF BENEFITS

            Benefits are recorded when paid.

      (d)   USE OF ESTIMATES

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      (e)   FAIR VALUE OF FINANCIAL INSTRUMENTS

            The Plan's investments are stated at fair value. In addition, the carrying amount of receivables/payables is a reasonable approximation of the fair value due to the short-term nature of these instruments.

                                                                     (continued)

                          THE HOME DEPOT FUTUREBUILDER

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001


(3)   FEDERAL INCOME TAXES

      The Internal Revenue Service has determined and informed the Company by a letter dated April 9, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Administrative Committee of the Plan believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)   PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(5)   INVESTMENTS

     The Plan's investments are held by the Trustee of the Plan, The Northern Trust Company. A description of the assets of the Plan follows:

     PARTICIPANT DIRECTED

      - The Home Depot, Inc. Common Stock Fund - Funds are invested in common stock of The Home Depot, Inc.

      - Barclay's Global Investors Equity Index Stock Fund - Funds are invested in shares of a registered investment company that invests in the common stocks included in the Standard & Poor's 500 Index.

      - Dodge & Cox Stock Fund - Funds are invested in shares of a registered investment company that invests in common stocks of companies that the Fund's managers believe to be temporarily undervalued but have favorable long-term growth prospects.

      - IRT Core Balanced Fund - Funds are invested in shares of a registered investment company that invests in a combination of equity and fixed income securities.

      - Putnam New Opportunities Fund - Funds are invested in shares of a registered investment company that invests primarily in common stocks which are believed to have the potential to grow at an above-average pace over time.

      - T. Rowe Price Small Cap Stock Fund - Funds are invested in shares of a registered investment company that invests in common stocks of smaller, faster-growing companies that are believed to offer strong potential earnings growth or are undervalued.

      - Templeton Foreign Fund - Funds are invested in shares of a registered investment company that invests in stocks and debt obligations of companies and governments outside the U.S.

      - Primco IRT Stable Value Fund - Funds are primarily invested in short-term debt obligations that mature within one to three years.

                                                                     (continued)

                          THE HOME DEPOT FUTUREBUILDER

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001


      The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001 are as follows:

                                                             2002                     2001
                                                        -------------            -------------
      The Home Depot, Inc. Common Stock                 $ 589,836,377            1,337,897,425*
      The Home Depot, Inc. Common Stock Fund              208,485,907              365,268,348
      Putnam New Opportunities Fund                        68,315,619               82,330,937
      Primco IRT Stable Value Fund                        100,751,128               48,544,930

      *Nonparticipant-directed

      Investments in the Putnam New Opportunities Fund and the Primco IRT Stable Value Fund did not exceed 5% of the Plan's net assets at December 31, 2001.

      During 2002 and 2001, the Plan's investments (depreciated) appreciated in fair value as follows:

                                                                        2002                      2001
                                                                   -------------               -----------
      Net (depreciation) appreciation in fair value:
          Registered investment funds                              $ (54,972,387)              (35,224,852)
          The Home Depot, Inc. common stock                         (881,168,278)              183,024,872
                                                                   -------------               -----------
          Net (depreciation) appreciation in fair value            $(936,140,665)              147,800,020
                                                                   =============               ===========

                                                                     (continued)

                          THE HOME DEPOT FUTUREBUILDER

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001


      NONPARTICIPANT-DIRECTED

      The Home Depot, Inc. Common Stock is comprised of shares of The Home Depot, Inc.'s common stock, representing the Company's matching and ESOP contributions. These shares have been allocated to individual participant accounts. Prior to May 1, 2002, each participant who had completed five years of service and attained the age of 55 were eligible to transfer ESOP contributions to other investment funds. Effective May 1, 2002, the Company amended the Plan to allow all participants to immediately transfer the Company's ESOP contributions to other investment funds. Information about the net assets and the significant components of the changes in net assets (without consideration of year-end contribution receivables) relating to The Home Depot, Inc. common stock (includes nonparticipant-directed investments) for the period ended April 30, 2002 and the year ended December 31, 2001 is as follows:

                                                                         2002                        2001
                                                                  ---------------             ---------------
      Net assets - The Home Depot, Inc. Common Stock -
         January 1                                                $ 1,337,897,425               1,105,700,274
      Changes in net assets:
          Net (depreciation) appreciation                             (94,626,182)                267,882,474
          Contributions                                                30,752,975                  85,668,814
          Benefits paid to participants                               (51,397,558)               (109,006,128)
          Cash transfer to other funds                                 (8,381,139)                (12,348,009)
                                                                  ---------------             ---------------
      Net assets - The Home Depot, Inc. Common Stock -
          April 30, 2002 and December 31, 2001                    $ 1,214,245,521               1,337,897,425
                                                                  ===============             ===============

      The Company's matching contribution has always been allowed to be transferred into other investment funds.

(6)   INVESTMENT IN MASTER TRUST

      Effective December 15, 1999, a Master Trust was established for the investment of assets of the Plan and two other company-sponsored retirement plans for wholly owned subsidiary, Maintenance Warehouse/America Corp. As discussed in note 8, assets of The Home Depot FutureBuilder for Puerto Rico were transferred into the Master Trust on April 1, 2002. At December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was approximately 99%.

                                                                     (continued)

                          THE HOME DEPOT FUTUREBUILDER

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001


      Summarized financial information of the Master Trust as of December 31, 2002 and 2001 is as follows:

                                                                         2002                      2001
                                                                   --------------            --------------
      Assets:
          Investments                                              $1,218,130,415             2,069,938,920
          Receivables:
              Employee contributions receivable                         1,821,134                    34,049
              Employer contributions receivable                         3,633,115                   690,296
              Other receivable                                            443,168                   325,339
                                                                   --------------            --------------
                      Total receivables                                 5,897,417                 1,049,684
                                                                   --------------            --------------
                      Total assets                                  1,224,027,832             2,070,988,604
                                                                   --------------            --------------
      Liabilities:
          Accrued liabilities                                              81,019                    17,877
          Payable to broker                                             2,770,796                        --
                                                                   --------------            --------------
                      Total liabilities                                 2,851,815                    17,877
                                                                   --------------            --------------
                      Net assets available for benefits            $1,221,176,017             2,070,970,727
                                                                   ==============            ==============

      Net assets, investment income, and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans. Investment income for the Master Trust for the years ended December 31, 2002 and 2001 is as follows:

                                                                         2002                      2001
                                                                    -------------             -------------
      Investment income (loss):
          Net (depreciation) appreciation in fair value
              of investments                                        $(941,057,070)              146,689,290
          Dividends and interest income                                16,836,110                11,123,625
                                                                    -------------             -------------
                          Total investment income (loss)            $(924,220,960)              157,812,915
                                                                    =============             =============

(7)   RELATED PARTY TRANSACTIONS

      Certain Plan investments include shares of common stock issued by The Home Depot, Inc., the Plan Sponsor. At December 31, 2002 and 2001, the Plan held a combined total of 33,318,960 and 33,388,860 shares valued at approximately $23.96 and $51.01 per share, respectively. As the Plan Sponsor, these transactions qualify as party-in-interest.

      Other Plan investments include units of short-term investment funds managed by The Northern Trust Company. The Northern Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

                                                                     (continued)

                          THE HOME DEPOT FUTUREBUILDER

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(8)   PLAN AMENDMENTS AND OTHER PLAN CHANGES

      On November 21, 2001, the Administrative Committee of The Home Depot FutureBuilder adopted an amendment to bring the plan in compliance with the General Agreement on Tariffs and Trades as amended in 1994, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, and the Internal Revenue Service Restructuring and Reform Act of 1998 (collectively known as GUST).

      Also on November 21, 2001, the Administrative Committee of The Home Depot FutureBuilder adopted an amendment to allow the Company to take advantage of provisions in the Economic Growth and Tax Relief Reconciliation Act of 2001 expanding the circumstances under which a corporation may deduct dividends paid to an ESOP.

      Effective January 1, 2002, the Plan was amended to increase the maximum percentage of pretax contributions that participants can contribute each year to the Plan from 15% to 50% of eligible pay (subject to other Plan limitations).

      Effective February 1, 2002, the investment committee of The Home Depot FutureBuilder replaced the Invesco Total Return Fund with the IRT Core Balanced Fund. The investment committee also added two new funds to the plan: Dodge & Cox Stock Fund and the T. Rowe Price Small Cap Stock Fund.

      Effective April 1, 2002, the assets of The Home Depot FutureBuilder for Puerto Rico were added to the Master Trust. Three defined contribution plans of the Company and its subsidiaries are now in one Master Trust.

      Effective May 1, 2002, the Administrative Committee of the Plan adopted an amendment to the Plan to allow each participant to diversify the investment of all or a portion of his/her ESOP account from the Company stock fund among the other investment funds.

      Effective October 31, 2002 following the acquisition of Floors, Inc., Arvada Hardwood Floor Company, and HD Builder Solutions Group, Inc., employees of Floors, Inc., Arvada Hardwood Floor Company, and HD Builder Solutions Group, Inc. were eligible to participate in the Plan.

(9)   SUBSEQUENT EVENT

      Effective January 1, 2003, employees of Floorworks, Inc. and Home Depot Services, LLC were eligible to participate in the Plan.

      Effective March 3, 2003, the investment committee of the Plan replaced the Putnam New Opportunities Fund with the Artisan Mid-Cap Fund.

                          THE HOME DEPOT FUTUREBUILDER

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002

                                                                      DESCRIPTION                               CURRENT
            IDENTITY OF ISSUE                                        OF INVESTMENT                               VALUE
-----------------------------------------      ------------------------------------------------------       ---------------
*The Home Depot, Inc. Common Stock              24,617,545    shares of common stock                        $  589,836,377
*The Home Depot, Inc. Common
    Stock Fund                                   8,701,415    shares of common stock                           208,485,907
 Barclay's Global Investors Equity Index
    Stock Fund                                   2,339,442    shares of registered investment company           59,398,440
 Dodge & Cox Stock Fund                            164,933    shares of registered investment company           14,522,377
 IRT Core Balanced Fund                          4,541,993    shares of registered investment company           40,151,222
 Putnam New Opportunities Fund                   2,402,941    shares of registered investment company           68,315,619
 T. Rowe Price Small-Cap Stock Fund                514,111    shares of registered investment company           11,022,536
 Templeton Foreign Fund                          3,145,828    shares of registered investment company           26,141,831
 Primco IRT Stable Value Fund                  100,751,128    shares of registered investment company          100,751,128
 Participant loans                                            Loans with interest rates ranging from
                                                                 5.75% to 12.0% and maturity dates
                                                                 through January 18, 2007                       68,463,855
*The Northern Trust Company                                   Short-term investment funds                       19,610,199
                                                                                                            --------------
                 Total investments                                                                          $1,206,699,491
                                                                                                            ==============


*Indicates party-in-interest to the Plan.

See accompanying independent auditors' report.

                                 EXHIBIT INDEX

Exhibit Number             Description
--------------             -----------
23                         Consent of KPMG LLP
99                         Section 906 Certification